Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders’ meeting held on March 18, 2013, shareholders of Natixis Funds Trust IV voted for the following proposal:

1.	Election of Trustees for Natixis Funds Trust IV:

Nominee	Voted “FOR”	Withheld	Total Votes
Charles D. Baker	16,852,728	11,530	16,864,258
Edmond J. English	16,852,804	11,454	16,864,258
David L. Giunta	16,852,704	11,554	16,864,258
Martin T. Meehan	16,852,728	11,530	16,864,258

In addition to the Trustees named above, the following also serve as Trustees of the Trust: Daniel M. Cain, Kenneth A. Drucker, Wendell J. Knox, Sandra O. Moose, Erik R. Sirri, Peter J. Smail, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.